Satcon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

September 11, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Mr. Eric Atallah

Staff Accountant

Re:          Satcon Technology Corporation

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended July 4, 2009

File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 12, 2009 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 4, 2009, filed on August 13, 2009 (the “Form 10-Q”), as set forth in a letter dated August 20, 2009 to Charles S. Rhoades (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended December 31, 2008

Significant Customers, page 9

Comment No. 1

We note your responses to prior comments 1 and 2.  It remains unclear how you determined that the loss of one of your two largest customers would not have a material adverse effect.  Please expand your analysis to clearly explain how you determined that the loss of such a customer would not have a material adverse effect.  Include in your analysis the percentage of revenues for customers 1-4 in each of fiscal years 2007, 2008 and 2009.

Response to Comment No. 1

In the Company’s initial response on August 11, 2009, it noted that Item 101(c)(vii) of Regulation S-K requires disclosure of the name of any customer and its relationship, if any, with the registrant or its subsidiaries if sales to the customer account for 10% or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

In addition, the Company noted that, in future filings, it will comply with this disclosure requirement should it be deemed that the loss of a customer accounting for 10% or more of the Company’s consolidated annual revenue would have a material adverse effect on the Company and its subsidiaries taken as a whole.

As depicted in the table below, the Company has had several significant customers over the period of time displayed in the table below, which vary from year to year.  For purposes of the analysis, it is important to note that none of these customers purchase products pursuant to multi-year or exclusive contracts; each time they wish to purchase product, they enter into separate purchase order contracts.  In addition, certain of the contracts that resulted in a customer becoming a significant customer related to one-time non-recurring projects for specialty items not core to the Company’s current business focus (renewable energy solutions); accordingly revenues from these customers have not been and are not expected to be ongoing to the same degree.  For example, Customer #1’s 2007 revenues were related to a one-time purchase of a product under the Company’s old legacy business, which is no longer a part of the Company’s ongoing operations.  Customer #5’s 2009 revenues were also related to a one-time non-recurring project outside of the Company’s current business focus; it was a special contract for frequency converters that were shipped in 2008, but not recognized as revenue until 2009 when the Company obtained final customer acceptance.  As expected, the fact that the Company did not have repeat or multi-year contracts with these two customers did not have an adverse effect on the operations of the Company’s business and did not have a material adverse effect on the Company and its subsidiaries, taken as a whole.  While Customer #2, which was a significant customer in 2007, has made subsequent purchase orders in 2008 and 2009, it has not been a significant customer since 2007.  Customers #3 and #4 were first time significant customers in 2008; again, while they have made subsequent purchase orders in 2009, they have not entered into any multi-year or exclusive contracts with the Company.  The Company believes that the continued growth of its business may result in concentrations of revenue from certain customers; however, given the nature of their contracts and the fact that significant customers vary from year to year, the Company has not yet concluded that the loss of any one customer would have a material adverse effect on the Company, as it is not dependent on any one customer for the success of its business.  As noted above, in future filings, it will comply with this disclosure requirement should it be deemed that the loss of a customer accounting for 10% or more of the Company’s consolidated annual revenue would have a material adverse effect on the Company and its subsidiaries taken as a whole.

The table below, submitted originally with the Company’s response to the Commission’s comment letter dated July 29, 2009, details out by customer number the % of revenue for each customer for the fiscal years ended December 31, 2007 and 2008 and the six month period ended July 4, 2009 and has been modified to include each customers percentage of revenue in each of fiscal year 2007, 2008 and 2009 as requested:

Customer #	FY 2007		FY 2008	6 Mos. 2009
#1	13.5	%(2)	1.5%	0%
#2	12.0%		7.4%	8.8%
#3	4.5%		14.0%	11.0%
#4	2.5%		10.0%	14.0%
#5	1.2%		0%	17.0	%(1)(2)
#6	0%		2.7%	12.0%

(1)   Revenue represents recognition of units shipped in 2008 for which final customer acceptance was obtained in the six months ended July 4, 2009.

(2)   These items represent one time non-recurring projects for specialty items not core to the Company’s business.

Form 10-Q for the quarter ended July 4, 2009

Note C.  – Warrant Liabilities, Page 15

Comment No. 2

We note that on July 3, 2009, you modified certain provisions contained within your Series C Preferred Stock Warrants.  We further note that as a result of the modification that you reclassified approximately $25.2 million from derivative liability to equity.

Please address the following:

•      Revise future filings to clearly disclose the material terms of any warrant modifications.

•      Provide us with your analysis of the modified warrants that supports your change in classification from a derivative liability to equity.  Refer to section 815-40 of the FASB Accounting Standards Codification.

Response to Comment No. 2

In future filings, the Company will clearly disclose the material terms of any warrant modifications.

The analysis of the modified warrants as of July 3, 2009, resulting in their reclassification from a derivative liability to equity is summarized as follows:

Series C Warrants Previous Analysis (Recap of Original Analysis at inception and Upon Adoption of EITF 07-05 (provisions of ASC 815-40) on January 1, 2009)

With respect to the Series C Warrants, the Company originally concluded based upon its analysis that the Series C Warrants did not fall under derivative accounting since they met the criteria for exceptions available at the time the analysis was prepared.  Specifically, derivative accounting was not required because they could be classified in equity based in part upon the guidance provided in EITF 01-6 (ASC 815-40-15).  On January 1, 2009, the Company analyzed the impact of EITF 07-5 (ASC 815-40) (due to the adoption of EITF 07-05 (the provisions of ASC 815-40) on January 1, 2009) on the Series C Warrants as follows:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

The Series C Warrant provides for no contingencies and exercise is immediately available to Holders.  Since there are no contingent exercise provisions, Step 1 does not preclude this feature from being considered indexed to the entity’s own stock.

Step 2: Evaluate the instruments settlement provisions.

Initially, a Series C Warrant exercise must be settled in common stock at an exercise price of $1.25 per share.  As a result, the settlement amount equals the difference between the fair value of the number of shares issuable upon exercise and the total exercise price (# shares times exercise price per share).  The exercise price is indexed to the Series C Preferred Stock conversion price by a factor of 1.20x (i.e., exercise price equals conversion price times 1.20).  Consistent with adjustments to the Series C Preferred Stock conversion price, the Series C Warrant exercise price is subject to adjustment for the following: 1) subdivision [Section 3(a)], 2) reclassification, exchange, substitution, in-kind distribution [Section 3(b)], 3) effect of merger, consolidation or sale [Section 3(c)], and 4) adjustment for dilutive issuances [Section 3(d)].  In the case of #4, the number of shares issuable upon exercise is also adjusted based on a formula such that the total exercise price paid upon exercise by the holder remains unchanged following the adjustment to the exercise price.

Exercise price adjustments resulting from the occurrence of 1, 2 or 3 are considered to be customary anti-dilution provisions. Example 16 of EITF 07-05 (ASC 815-40-55) describes adjustments resulting from events similar to 1, 2 and 3 and states, in part, “An implicit assumption in standard pricing models for equity-linked financial instruments is that such {anti-dilutive] events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed- for-fixed option on equity shares.”

Adjustments resulting from the occurrence of 4, however, are not considered customary anti-dilutive provisions because the intrinsic value of settlement is altered upon any downward adjustment to the exercise price and increase to the number of shares issuable.  While the aggregate exercise price remains unaltered, the total fair value of shares received upon exercise increases with each subsequent down-round adjustment.  This feature violates the Step 2 settlement criteria because: 1) the Series C Warrant strike price and number of shares issuable are not fixed such that they produce an intrinsic value upon exercise that is different than that of an option that provides the holder the right to buy a fixed number of shares at a fixed price, and 2) a subsequent issuance of securities at market or some other contractual price below the exercise price of an option is not a variable used to determine the fair value of such option.

Since Step 2 is not met, the Series C Warrants were not considered indexed to the Company’s own stock under EITF 07-5 (ASC 815-40-15) and the exception provided in paragraph 11(a) of SFAS 133(ASC 815-10-15) is not available to the Company

Since the exception provided in paragraph 11(a) was not available, evaluation of the exceptions in paragraphs 11(b) and 11(c) was necessary and was as follows:

Paragraph 11(b) - Contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123, Accounting for Stock-Based Compensation.

Not applicable since the Series C Warrants are not subject to the guidance of SFAS 123.

Paragraph 11(c) - Contracts issued by the entity as contingent consideration from a business combination.

Not applicable since the Series C Warrants were not issued in connection with a business combination.

Based on the above analysis, the Series C Warrants did not meet any of the exceptions provided in paragraph 11 of SFAS 133 (ASC 815-10-15).

Conclusion:  Since none of the exceptions provided in paragraph 11 of SFAS 133 (ASC 815-10-15) were available, the Series C Warrants were accounted for as freestanding derivative instruments at fair value.

Revised Analysis for the Amended Series C Warrants on July 3, 2009

The impact of EITF 07-05 (ASC 815-40) on the Amended Series C Warrants is as follows:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

The Amended Series C Warrants provides for no contingencies and exercise is immediately available to Holders. Since there are no contingent exercise provisions, Step 1 does not preclude the feature from being indexed to the entity’s own stock.

Step 2: Evaluate the instruments settlement provisions.

Initially, an Amended Series C Warrant exercise must be settled in common stock at an exercise price of $1.25 per share. As a result, the settlement amount equals the difference between the fair value of the number of shares issuable upon exercise and the total exercise price (# shares times exercise price per share).  As a result of the Amendments, the Series C Warrant exercise price is no longer indexed to the Series C Preferred Stock in all instances.  The Series C Warrant exercise price is subject to adjustment for the following: 1) subdivision [Section 3(a)], 2) reclassification, exchange, substitution, in-kind distribution [Section 3(b)], 3) effect of merger, consolidation or sale [Section 3(c)], and 4) adjustment for dilutive issuances only if the issuance is at less than the volume weighted average price (“VWAP”) for the last full trading day prior to issuance [Amendment Section 3(d)].  In the case of #4, the effect is limited to the dilutive event and the number of shares issuable upon exercise is not adjusted.

Exercise price adjustments resulting from the occurrence of 1, 2, 3, and 4 are considered to be customary anti-dilution provisions. Example 16 of EITF 07-05 describes adjustments resulting from events similar to 1, 2, 3, and 4 and states, in part, “An implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed- for-fixed option on equity shares.” Example 16 specifically provides that “issuance of shares for an amount below the then current market price” is an event that, implicit in a standard pricing model, will not occur (or that the strike price will be adjusted to offset the dilution).  Accordingly, the modification to Section 3(d) in the Amendments removes and cures the factor that previously caused the Series C Warrants to fail Step 2.

Step 2 is now met with the Amended Series C Warrants and the Amended Series C Warrants are considered indexed to the Company’s own stock under EITF 07-05(ASC 815-40) and the exception provided in paragraph 11(a) of SFAS 133 (ASC 815-10-15) is available to the Company. Since the warrant is considered indexed to the Company’s own stock, the classification of the warrant is evaluated under EITF 00-19 (ASC 815-40) and meets the requirement for equity classification.

Conclusion: The Amended Series C Warrants should be classified in equity at fair value on the date of the Amendments without future adjustments to fair value while they qualify to be classified in equity.

*              *              *              *              *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2416.

Sincerely,

/s/ John W. Peacock

John W. Peacock
Chief Accounting Officer